Exhibit 99.2

(Besra Gold Inc. formerly Olympus Pacific MinerAals Inc.)

Management Discussion and Analysis

The following Management Discussion and Analysis (“MD&A”) of the financial results of Besra Gold Inc. and its subsidiaries (“Besra”, “we”, “our” or the “Company”) (formerly Olympus Pacific Minerals Inc.) has been prepared for the three and six-month period ended December 31, 2012 and should be read in conjunction with the unaudited interim condensed consolidated financial statements and related notes, prepared in accordance with IAS 34 Interim Financial Reporting, and the annual financial statements for the financial year ended June 30, 2012. This discussion covers the three and six-month period ended December 31, 2012 and the subsequent period to February 13, 2013.

Other pertinent information on the Company is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar as well as on the Company’s web site at www.besra.com. Besra is listed on the Toronto Stock Exchange under the symbol BEZ, on the Australian Securities Exchange under the symbol BEZ and trades on the over-the-counter market (“OTCQX”) in the United States under the symbol BSRAF. For the purpose of preparing our MD&A, the Company considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances. All dollar amounts are stated in United States (“US”) dollars unless otherwise indicated.

Introduction	2
Background	4
Highlights	5
Outlook	5
Summary of Quarterly Results	5
Summary of Operations	6
Results of Operations
Phuoc Son	7
Bong Mieu	9
Results of Exploration and Development Activities
Phuoc Son	11
Bong Mieu	13
Bau	14
Enmore	15
Capcapo	15
Earnings Summary	16
Liquidity and Capital Resources	16
Other Financial Matters	19
Related Party Transactions	19
Regulatory Update	20
Subsequent Events	21
Forward-Looking Information	22

Management Discussion & Analysis
December 31, 2012
Introduction
Besra Gold Inc. is a south-east Asian focused gold producer with a world class development property at Bau in East Malaysia that is currently in the feasibility stage. It currently has a resource base of 3.3 million ounces, which makes it one of the most prospective emerging gold development projects across the South East Asian region hold outside of the majors.

Besra also has two operating mines operating mines in Vietnam at Bong Mieu and Phuoc Son, both situated near Danang which are forecast to produce a combined total of 60,000 ounces in FY13. This production provides free cash-flow.

Besra applies its available cash to:

▪	Feasibility and development of its flagship property at Bau, East Malaysia.

▪	Increasing its production in Vietnam.

▪	Exploration at its properties in Vietnam, at Bau, and from second half of financial year 2013 at its Capcapo project in the Philippines.

Besra has a global equity adjusted resource base of 1,557,335 ounces in the measured and indicated category and 2,966,680 ounces in inferred. These resources remain open on all Besra’s properties. Each of Bong Mieu, Phuoc Son and Bau have considerable additional resource potential. In the case of Bau that potential is significant; over 40,031 meters of drilling has barely scratched the surface. Besra believes it may eventually host well above 5 million ounces of gold. With further exploration success, Bau will continue to distinguish itself from the peer group.

We believe Besra has an excellent asset base with exciting future growth potential.

Operations
Outside Vietnam the focus is on adding value:

▪	Completing feasibility work on Bau's first stage production.

▪	Commencing exploration at Capcapo after a year spent establishing a social license to operate.

Feasibility work at Bau is progressing to plan, and we remain happy with the results. Test work is underway to optimize flotation and pressure oxidation; we have also begun inoculation on concentrates to test biological oxidation with a means towards a less expensive lxiviant. The flotation testwork has shown promising results, at reducing mass pull while maintaining high recoveries, which could reduce both capital and operating costs and thus improve overall economics.

Work is steadily progressing on out environmental background study for the EIA. As well, soil sampling and the Induced Polarization geophysics study at Jugan Hill are moving forward and should be completed in the final quarter of fiscal year 2013.

Notwithstanding the future growth potential of Bau, Besra's immediate attention is on improving performance and driving growth at its Vietnam operations. The immediate focus is on:

▪	locking in profitable steady-state production from Vietnam to meet market guidance; and

▪	reducing cost per ounce and improving efficiencies overall.

Q2 was a solid quarter and we expect to see performance continue to increase over the next two quarters as production ramps up to a sustainable level of 70,000 – 75,000 ounces per annum. In Q2, records (daily, weekly and monthly) have been set at Phuoc Son in ore mined, mill throughput and total development. Bong Mieu records have been set in mill throughput, recovery (from 83 to 88.9 percent with daily records up to 92.3 percent) and ounces produced. Despite a drop in grade at Phuoc Son we have increased daily throughput from 500 tpd to 1,200 tpd sustainably and managed to ensure that costs ($107 per tonne) are declining (from a high of $116 per tonne) to be more in line with the prior year.

Preparing for the future, Besra is currently focused on:

▪	Increasing mine output and plant throughput capacity at both Bong Mieu and Phuoc Son to facilitate increased production in fiscal year 2014 of 70 - 75 kozpa.

▪	Completing feasibility work on Ho Ray in order to provide increased production in fiscal year 2015 >100 kozpa.

▪	Tapping into appetite from Vietnam domestic banks to fund in-country resource projects with a view toward asset-based financing instead of corporate level financing.

▪	Pursuing new fiscal arrangements with the government in Vietnam.

▪	Advancing other exciting growth prospects.

The operating environment in Vietnam continues to improve. The government and the country are stable. Our time on the ground, the jobs we provide and the taxes we pay in Vietnam give us considerable credibility and traction with the authorities, which, together with the quality of our operations provides a reputation ahead of other resource companies there. We expect that the Vietnamese economy will continue to grow at rates consistent with recent past. We also have an expectation that the fiscal regime in Vietnam will continue to improve: Samsung was recently granted tax concessions for its existing operations; Asia Mineral Resources Limited’s Ban Phuc Nickel project has benefited from a significant reduction in export tax for nickel concentrate (reduced from 20 to 5 percent); and according to Duane Morris, pursuant to Resolution No. 02/NQ-CP dated 9 January 2013 on Supportive Measures to Enterprises in Current Challenging Times, the Vietnamese government is granting incentives to expansion projects, signaling the implementation of strong measures to make Vietnam more attractive in terms of foreign investment than its neighbors. Vietnam is a highly prospective country for minerals, with a number of high-quality projects in the waiting. We are well placed to move ahead in this area.

Management Discussion & Analysis
December 31, 2012

Gold Market
As our revenues are linked not just to our production but also to the price we achieve for it, it is pertinent to mention the Gold market. In USD terms Gold was up 7 percent last year. It had been averaging 15 percent annual gains previously. Lots of things go into pricing gold, but real interest rates (i.e. nominal rates minus inflation) and expected inflation are two dominant considerations. All central banks are trying to reflate their economies. If they are successful, gold is an inflationary hedge. We believe that continuing strong global medium term demand, monetary stimulus packages and general macroeconomic uncertainty will sustain gold prices.

Gold Equities
Gold-mining shares dropped 16 percent in 2011 and 10 percent in 2012. Junior miners are down 50 percent, on average, since their 2011 highs. Why is this? It has been difficult to find gold. Grades produced have been lower. Production costs are rising. Miners face the threats of nationalization and higher royalty payments and tax rates. There is little growth in the industry, and some forecasters expect mining production to fall in 2013.

Besra
We are on target to meet market guidance on production this fiscal year and have a higher target next fiscal year. Production from our Vietnamese mining properties is increasing and those properties have mine-life extension upside. (Whilst currently having a limited reserve-backed mine-life, their narrow vein nature provides potential for continued resource upgrades.) We have exciting in-country growth prospects subject to agreeing appropriate fiscal arrangements with the government. In this respect the operating environment in Vietnam is improving as the Vietnamese government makes new efforts to encourage investment. Additionally we continue to educate investors with potential institutional/broker site visits.

Bau is a high-value, quality development project with clear strategic appeal, however the market is not yet ascribing material value to it or recognizing the attractive fiscal regime and lower risk operating environment of Malaysia compared to certain other SE Asian jurisdictions. We will continue drilling to increase Bau’s resource base, and increase confidence in that resource base by conversion of Inferred resources to Measured & Indicated status. We are on track to deliver the feasibility study on first stage production at Bau during July. We see this as a near-term catalyst in terms of market perception.

Our early stage Capcapo project has significant potential, with very promising initial due diligence drill results. We are about to commence exploration activities there.

This is an exciting time for the Company with multiple near term catalysts at all of Besra’s properties. We believe that current market valuations do not reflect the full value of Besra. The Board and Management can continue to deliver value for shareholders. Strategies are in place to maximize shareholder outcomes.

Management Discussion & Analysis
December 31, 2012
Background
Phuoc Son Gold Project - Vietnam
The Phuoc Son gold property covers 70km2 and is located in the western highlands of Quang Nam Province in Central Vietnam, 74 km away from the Bong Mieu gold property. The Phuoc Son mine includes ore from two discrete deposits, Bai Dat which commenced in October 2009 and Bai Go, which was put into commercial production in July 2012. These deposits lie about 700 meters apart. Together they occupy a 2 km long strike section of the 5 km long Dak Sa shear zone. Total measured and indicated resources as at December 31, 2012 were 532,043 tonnes @ 8.31 g/t Au for 142,111 ounces.

Bong Mieu Gold Project - Vietnam
The Bong Mieu gold property, located in Tam Lanh Commune of the Tam Ky District in the southeast corner of Quang Nam province in Central Vietnam, hosts the producing Bong Mieu Central and Underground gold mines. The Bong Mieu Central gold mine has been in commercial production since 2006. The Bong Mieu Underground deposit is located one kilometer from the Bong Mieu Central gold mine and is being explored and developed. It was placed into commercial production in the second quarter of 2009 following completion of the Bong Mieu plant upgrade. Total measured and indicated resources of 3,532,630 tones @ 1.61 g/t Au for 182,623 ounces as at December 31, 2012 (includes proven and probable reserves).

Bau Gold Project – Malaysia
The Bau property comprises consolidated mining and exploration tenements that collectively cover more than 1,340 km2 of the most highly prospective ground within the historic Bau Gold Project in Sarawak, East Malaysia. The property is attributed with significant measured and indicated gold resources of 21,285,300 tonnes @ 1.64 g/t Au for 1,124,900 ounces and inferred of 50,206,400 tonnes @ 1.35 g/t Au for 2,181,600 ounces as at December 31, 2012. The Company is currently conducting a feasibility study, which is due for completion at the end of June 2013.

Capcapo Gold Property - Philippines
The Capcapo property is located north of the prolific Baguio-Mankayan Gold District in the Philippines. Besra, through its joint venture partner, holds an exploration license covering 500 km2. The Company continues with its community consultation program.

Management Discussion & Analysis
December 31, 2012
Second Quarter Highlights
▪	Increase of the total gold resource by 42 percent at Jugan Hill to measured and indicated 870,500 ounces and inferred 89,900 ounces and by 9.4 percent for the Bau Goldfield.

▪	Record monthly gold recovery at both Phuoc Son and Bong Mieu process plants from 92 to 94 percent and 80 to 87 percent, respectively.

▪	Throughput at Phuoc Son Plant increased sustainably to 1,100 tonnes per day.

▪	Granted a 20-year mining license for Jugan, Sirenggok and Jambusan in Bau, Malaysia.

▪	Reduction of fully diluted share capital by over thirty-six million shares by restructuring and extension of existing corporate debt bring effective interest rate down significantly.

▪	Secured a credit facility of US$18 million from a local Vietnamese bank.

▪	In early January 2013 settled Tranche 3c at North Borneo Gold Sdn Bhd, bringing current effective holding in Bau to 85.05 percent.

▪	Completed re-branding as Besra.

Outlook to June 30, 2013
▪	Continue the transfer of technical knowledge from expatriates to Vietnamese staff through training and development.

▪	Employ a GeoScience and Mining Information Management System to provide group-wide integrated software for geology, mining and related work.

▪	Commence a project focused on plant automation at each Phuoc Son and Bong Mieu.

▪	Settle the final payment of principal under the original 8 percent gold loan.

Summary of Quarterly Results
The following table sets forth selected unaudited quarterly results for the past eight quarters.

	Q2 2013	Q1 2013	Q2 2012	Q1 2012	Q4 2011	Q3 2011	Q2 2011	Q1 2011
Gold production (oz)	16,204	11,912	7,839	12,523	19,849	12,996	6,155	3,868
Gold sales (oz)	12,570	11,625	4,211	16,500	17,000	7,314	-	4,935
Gold sales (US$)	21,546,213	19,169,500	6,725,015	27,827,250	28,761,701	12,465,249	-	6,749,680
Net (loss) income (US$)	(4,600,605)	(3,665,952)	(14,502,571)	(3,824,320)	2,018,438	419,174	(2,656,484)	1,863,770
(Loss) income per share-basic (US$)	(0.012)	(0.010)	(0.029)	(0.011)	0.005	(0.000)	(0.007)	0.005
(Loss) income per share-diluted (US$)	(0.012)	(0.010)	(0.029)	(0.011)	0.005	(0.004)	(0.007)	0.004

Quarterly sales are predominantly influenced by the number of ounces of gold sold and by the realized price per ounce.

During the quarter ended December 31, 2012, the Company produced 16,204 ounces of gold and sold 12,570 ounces of gold, the difference being the partial payment of gold loan principal in the amount of 2,305 ounces and an increased holding of gold inventory at the end of December 2012. The final payment under the original gold loan is scheduled on May 31, 2013.

The quarterly increase in net loss was due to capital restructure costs of US$4 million on the Company’s amendment of its convertible notes and gold loans. This was partially offset by higher sales and realized gold price in the second quarter compared to the first quarter.

The Company continued to incrementally increase production quarter on quarter. During the quarter ended December 31, 2012 tonnage milled increased to 120,257 tonnes from 74,647 tonnes in the same period of 2011 (six months ended December 31, 2012 and 2011 – 216,446 tonnes and 149,621 tonnes respectively) with plans to produce at 1,400 tonnes per day from Phuoc Son from July 2013 onwards.

Management Discussion & Analysis
December 31, 2012

Summary of Operations
	3 months	3 months	6 months	6 months
US$	Dec 31, 2012	Dec 31, 2011	Dec 31, 2012	Dec 31, 2011
Sales	21,546,213	28,761,701	40,715,713	41,226,950
Mine operating costs
Costs of sales	8,276,825	9,978,160	18,228,251	16,120,310
Royalty expense	2,790,972	3,903,374	4,994,754	6,132,750
Environmental fees	945,091	-	1,736,524	-
Depreciation and amortization	5,663,795	9,251,694	10,325,329	11,668,441
	17,676,683	23,133,228	35,284,858	33,921,501
Earnings from mine operations	3,869,530	5,628,473	5,430,855	7,305,449

Gold produced (oz)	16,204	19,849	28,116	32,845
Gold sold (oz)	12,570	17,000	24,195	24,314
Ore milled (tonnes)	120,257	74,647	216,446	149,621
Grade (g/t Au)	4.49	9.17	4.41	7.70
Cash operating cost per ounce sold (US$)	956	817	1,032	915
All-in costs(1)	1,357	1,242	1,396	1,186
(1) All-in costs includes all cash operating costs including corporate administration and sales based taxes. It includes an annualized estimate of sustaining capital and exploration expenditure. It excludes corporate income tax.

Sales

During the three months ended December 31, 2012, revenue decreased to US$21.5 million compared with US$28.8 million in the same period of 2011. Gold sales were 12,570 ounces (17,000 ounces in the same period of 2011) at an average realized price per ounce of US$1,714 ($1,692 average price per ounce in the same period of 2011). The decrease in ounces sold year-on-year is due to lower grade attributable to the Phuoc Son Mine which decreased to 4.81 g/t Au compared with 13.51 g/t Au in the same period of 2011.

Cost of Sales

Cost of sales decreased to US$8.3 million from US$10 million in the same quarter of 2011. Cost of sales increased as a percentage of sales primarily due to the grade reduction at Phuoc Son. Costs per tonne have reduced at both Bong Mieu and Phuoc Son.

Royalty Expenses

Royalty expenses decreased to US$2.8 million from US$3.9 million in the same quarter of 2011 due to decreased sales in the respective periods.

Environmental Fees

Environmental fees amounted to US$0.9 million in the quarter ended December 31, 2012. The fee was introduced in January 2012 and is based on volume of ore mined.

Depreciation and Amortization

Depreciation and amortization expense decreased to US$5.7 million from US$8.3 million in the same quarter of 2011 due to decreased ounces sold, as many of the mining assets are amortized on a unit-of-production basis.

Management Discussion & Analysis
December 31, 2012
Results of Operations

Phuoc Son Gold Project

	3 months	3 months	Change	3 months	6 months	6 months	Change
Financial Data (US$)	Sept 30, 2012	Dec 31, 2012	(%)	Dec 31, 2011	Dec 31, 2012	Dec 31, 2011	(%)
Gold sales	13,300,405	16,115,414	21	21,318,845	29,449,309	28,913,041	2
Cost of sales	6,429,764	5,847,557	(9)	5,101,968	12,761,339	6,632,591	92
Royalties	2,022,147	2,611,695	29	3,778,438	4,633,843	5,713,690	(19)
Environment fees	507,713	661,725	30	-	1,169,438	-	-
Depreciation and amortization	3,567,480	3,125,821	(12)	8,072,993	6,724,684	9,391,203	(28)
Earnings from mine operations	773,301	3,868,616	400	4,365,446	4,160,005	7,175,557	(42)
Operating Data
Ore milled (tonnes)	59,338	82,176	38	43,602	141,514	79,062	79
Grade (g/t Au)	4.48	4.81	7	13.51	4.67	11.78	(60)
Mill recoveries (%)	93	95	3	93	94	93	1
Gold produced (oz)	7,923	12,083	53	17,591	20,005	27,704	(28)
Realized gold price (US$)	1,649	1,713	4	1,692	1,688	1,696	-
Cash operating cost per ounce sold (US$)	1,111	969	(13)	705	1,064	607	75
Total site costs (US$)(1)	1,366	1,236	(10)	965	1,325	857	55
Ounces sold (oz)	8,043	9,410	17	12,601	17,453	20,333	(14)
Costs per Tonne Milled (US$)
Cost of sales (IFRS)	6,429,764	5,847,557	(9)	5,101,968	12,761,339	6,632,591	92
Inventory adjustment	504,465	2,995,394	n/a	(239,942)	3,015,841	2,195,205	n/a
Total costs of ore produced	6,934,229	8,842,951	28	4,862,026	15,777,180	8,827,796	79
Mining	51.72	45.17	(13)	54.43	47.92	37.60	27
Processing	40.59	37.14	(8)	35.76	38.59	47.64	(19)
Mine Overheads	24.55	25.29	3	21.32	24.98	26.42	(5)
Total cost per tonne of ore	116.86	107.60	(8)	111.51	111.49	111.66	-
(1)Total site costs includes all cash operating costs including site administration and sales based taxes. It includes an annualized estimate of sustaining capital and exploration expenditure. It excludes corporate administration and income tax.

Production and Operating Statistical Results

Phuoc Son Process Plant
The plant milled 82,176 tonnes at 4.81 g/t Au, with 95 percent gold recovery. 95 percent of the 12,083 ounces produced were from Bai Go. The 53 percent increase in gold production compared to the previous quarter is due to the 38 percent increase in tonnage milled, 2 percent increase in recovery and slight increase in feed grade. The two Knelson gold concentrators were reconfigured to run in parallel in early December, thus maximizing gold recovery by gravity. The plant demonstrated capability to process more than 1,100 tonnes per day on December 7, 2012 and 1,200 tonnes per day on December 29, 2012. Record monthly gold recovery of 95.5 percent and mill throughput of 28,945 tonnes were achieved in November and December, respectively. The engineering design for the regrind circuit project was completed in the quarter and implementation is ongoing.

A security review was conducted by Gladston & Wunderlich, which improved the security team’s knowledge for potential theft from within the plant. Eight new contract security guards were deployed to effectively cover the newly identified high-risk areas.

Bai Dat
Total ore milled is 3,869 tonnes at 5.05 g/t Au. Total development advance is 19 meters. Bai Dat decline to Level 7 was suspended in favor of exploration drilling at Level 6. Ground support and stabilization activities are still ongoing in two areas of the mine. The support installations are consistent with recommendations of the geotechnical consultant.

Management Discussion & Analysis
December 31, 2012
Bai Go
Total ore milled is 78,307 tonnes at 4.80 g/t Au. This is a 61 percent increase in tonnage and 5 percent increase in grade compared to the previous quarter. Total development advance is 250 meters, a 52 percent increase compared to the previous quarter. Record monthly ore mined of 31,110 tonnes was achieved in December 2012.

Orders were placed for three trucks and two personnel carriers to cater for planned production expansion in fiscal year 2014.

Phuoc Son General
Issues affecting the operation (low machine availability due to equipment breakdown) of both mines are the same and are being addressed by management. Active recruitment of highly skilled expatriate maintenance personnel is ongoing to resolve low mobile equipment availability.

There has been a marked decrease in local people trespassing into the Tailings Dam areas. Local residents created a roadblock on the access road to mine site on December 4, 2012 that lasted for 25 hours and affected operations. The cause was not related to the Company and dialogue with the local hamlet leaders was initiated to prevent recurrence.

An audit by the General Department of Customs of Ministry of Finance is ongoing, with no reported findings to date.

Outlook to June 30, 2013

▪	Commence cemented aggregate fill program at Bai Go to increase overall mine efficiency.

▪	Review cost structures to ensure overall cost per ounce remains low.

▪	Work with local and central Government in reducing royalty and tax rates in line with other Vietnamese enterprises.

▪	Make plant and mining modifications to enable processing at 1,400 tonnes per day form July onwards.

Management Discussion & Analysis
December 31, 2012
Results of Operations
Bong Mieu Gold Project

	3 months	3 months	Change	3 months	6 months	6 months	Change
Financial Data (US$)	Sept 30, 2012	Dec 31, 2012	(%)	Dec 31, 2011	Dec 31, 2012	Dec 31, 2011	(%)
Gold sales	5,869,100	5,430,799	(7)	7,442,856	11,266,404	12,313,909	(9)
Cost of sales	3,521,889	2,429,268	(31)	4,876,192	5,466,912	9,487,719	(42)
Royalties	181,634	179,277	(1)	124,936	360,911	419,060	(14)
Environment fees	283,719	283,366	-	-	567,085	-	-
Depreciation and amortization	1,050,773	1,703,890	62	1,193,074	2,836,036	2,270,218	25
Earnings from mine operations	831,085	834,998	-	1,248,654	2,035,460	136,912	1,387

Operating Data
Ore milled (tonnes)	36,851	38,081	3	31,045	74,932	70,559	6
Grade (g/t Au)	4.03	3.81	(5)	3.08	3.92	3.12	26
Mill recoveries (%)	83	88	5	73	86	73	18
Gold produced (oz)	3,989	4,121	3	2,258	8,110	5,141	58
Realized gold price (US$)	1,649	1,719	4	1,692	1,671	1,696	(1)
Cash operating cost per ounce sold (US$)	1,113	915	(18)	1,137	949	1,365	(30)
Total site costs (US$)(1)	1,455	1,250	(14)	1,443	1,325	1,705	(22)
Ounces sold (oz)	3,582	3,160	(12)	4,399	6,742	7,257	(7)
Costs per Tonne Milled (US$)
Cost of sales (IFRS)	3,521,889	2,429,268	(31)	4,876,192	5,466,912	9,487,719	(42)
Inventory adjustment	(107,046)	1,587,835	n/a	(42,154)	1,965,034	(1,076,436)	n/a
Total cost of ore produced	3,414,843	4,017,103	18	4,834,038	7,431,946	8,411,283	(12)
Mining	47.11	50.56	7	42.77	49.16	52.46	(6)
Processing	23.24	28.99	25	47.49	26.16	42.59	(39)
Mine Overheads	22.32	25.94	16	29.94	23.86	24.16	(1)
Total cost per tonne of ore	92.67	105.49	14	120.20	99.18	119.21	(17)
(1)Total site costs includes all cash operating costs including site administration and sales based taxes. It includes an annualized estimate of sustaining capital and exploration expenditure. It excludes corporate administration and income tax.

Production and Operating Statistical Results

Bong Mieu Process Plant
The plant milled 38,081 tonnes at 3.81 g/t Au, with 88 percent gold extraction efficiency. The 5 percent increase in recoveries compared to the previous quarter is due to improved gravity recovery with the modification and optimization of putting the Falcons in parallel. Record monthly gold recovery of 89 percent was achieved in November 2012 as a result. Ounces produced of 4,121 are from Nui Kem.

Bong Mieu plant upgrade project construction has been completed, achieving the objective of higher metal recoveries and significant reduction in reagent consumption.

Nui Kem
Lateral drive advance is 252 meters compared to last quarter’s 295 meters. Low machine availability due to equipment breakdown was an issue during the quarter. This is currently being resolved with a focus on parts availability and checks on the quality of repairs sourced in-country.

Bong Mieu General
Illegal miners continue to trespass on the property. Company security is working with local police to keep the situation under control.

The General Department of Customs of Ministry of Finance audited the Company in November and December 2012 in relation to all import and export activities from November 2, 2007 to November 2, 2011. No material issues were noted.

Management Discussion & Analysis
December 31, 2012

Outlook to June 30, 2013

▪	Work with local and central government on obtaining replacement or new mining and investment licenses on commercially acceptable terms.

▪	Determine through exploration and feasibility studies economically minable targets for the coming years.

▪	Continue to explore and develop the Nui Kem upper vein.

▪	Review cost structures to ensure overall cost per ounce remains low.

▪	Work with local and central Government in reducing tax rates in line with other Vietnamese enterprises.

Management Discussion & Analysis
December 31, 2012
Results of our Exploration and Development Activities
Phuoc Son Gold Project

(US$) As at	Dec 31, 2012	June 30, 2012
Net deferred exploration and development	13,966,201	14,459,318
Property, plant and equipment	24,786,845	27,098,950

(US$) For the three months ended	Dec 31, 2012	Dec 31, 2011
Spending on exploration and development activities	1,151,840	2,674,582
Expenditure on property, plant and equipment	128,645	971,269

Exploration

Bai Dat
Detailed geological mapping of the lower levels of Bai Dat mine failed to find evidence of a significant fold/fault structure that may terminate mineralization down-dip. Underground drilling is therefore proposed to determine whether a Level 7 development is warranted.

An underground drilling contract is currently being negotiated with Intergeo Company of Hanoi (“Intergeo”) and at end of the quarter a short drill drive from level 6 was under construction and should be ready for underground drilling to commence in February 2013. It is proposed that 205 meters will be drilled in 5 holes. This drilling is expected to take approximately 2 - 3 weeks to complete.

Drill sites have been selected to investigate a potentially mineable resource in the Bai Cu area (several hundred meters south of the Bai Dat mine Level 4). Surface drilling (by Intergeo) is expected to commence in February 2013.

Bai Go
The Bai Go geological and resource models and underground geological mapping and grade control sampling are currently being reviewed with the objective of improving mine planning and production forecasting.

Solids wireframes are being updated to reflect the more complicated pinch and swell character of veining. Detailed variography of drilling results and grade control sampling is now in progress to improve the precision of a new (interim) resource estimate that is scheduled for completion during the quarter ended March 31, 2013.

In-fill drilling in the Bai Go-North area commenced on October 14, 2011, with the objective of upgrading about 0.5 million ounces of inferred resource for conversion into mining reserves. Drilling was suspended in April 2012 after completion of 2,952.07 meters in 23 holes. It is now proposed that surface drilling will resume after completion of the Bai Cu drilling (see above). This will be focused on two mineralization shoots in the Bai Go-North area. This drilling will provide information for future mine development and will also check the new resource estimate (see above).

It is anticipated that underground drilling at Bai Go through Intergeo may commence upon completion of underground drilling at Bai Dat (see above) around March 2013. It is proposed that 1,037 meters will initially be drilled in 10 holes from three drill bays. This drilling is expected to take approximately five weeks to complete.

Phuoc Son Peripheral
No significant exploration of peripheral prospects has been conducted since 2006. A drilling program for exploration of peripheral prospects (Bai Gio North soil anomalies, Bai Gio East vein structure, K7, Tra Long-Suoi Cay, Bai Go-East, Bai Go-West, Hoa Son and Bai Gio-East) is scheduled to commence in March 2013, after completion of drilling in the Bai Cu area (see above).

Licensing

Mining License Application
ML 565/GP/BTNMT (granted on 25/4/2012) comprises only 7.95 Ha in two separate areas: Bai Dat (3.67 Ha) and Bai Go (4.28 Ha). A Hanoi consultant is assisting the Company with the application for a new mining license over the Bai Go North area. A review of the Bai Go-North geological and resource models is currently in progress to provide the basis for the Hanoi consultant to make application.

Exploration License Application
Renewal of Exploration License tenure was initially applied for upon expiry of the prior Exploration License 67/GP-BTNMT (on 10/1/2010), but has since been held up by a series of legislative uncertainties. Since these are now resolved, the following exploration licenses will be lodged in the quarter ending March 31, 2013:

Management Discussion & Analysis
December 31, 2012
▪	3 km2 ELA to cover inferred Dak Sa resource blocks (external to the MLA).

▪	27 km2 ELA to cover peripheral areas of interest (Tra Long, Hoa Son, etc) within the IC area.

Management Discussion & Analysis
December 31, 2012
Results of our Exploration and Development Activities
Bong Mieu Gold Project

(US$) As at	Dec 31, 2012	June 30, 2012
Net deferred exploration and development	5,417,127	6,145,341
Property, plant and equipment	823,964	1,531,538

(US$) For the three months ended	Dec 31, 2012	Dec 31, 2011
Spending on exploration and development activities	263,069	850,444
Expenditure on property, plant and equipment	390,950	142,041

Exploration

Nui Kem
Underground exploration of the Nui Kem upper vein continues in support of current mining production. Nui Kem production to date has been largely external to the historic JORC resource estimate (CRM, 1993), which therefore remains largely intact.

Exploration of the 3 km long Nui Kem stacked vein system has been deferred, pending the outcome from the application for renewal of the Bong Mieu Investment Certificate.

Ho Ray-Thac Trang
Conceptual Ho Ray mine and process plant planning, feasibility studies, and environmental impact assessment are advancing. These studies are required to support the proposed Phase 1 Mining License Application (“MLA”) (over the Ho Ray approved resource block). This MLA is expected to be lodged by April 2013. The balance of the Ho Ray-Thac Trang resource will be the subject of a subsequent application.

Licensing

Exploration License
Renewal of exploration license tenure was initially applied for prior to expiry of Exploration License 2125/GP BTNMT (on 24/10/10), but was held up by a series of legislative uncertainties. Since these are now resolved, it is proposed that exploration licenses be lodged in respect of: (i) Ho Ray-Thac Trang and (ii) Nui Kem. These are expected to be lodged in the quarter ended March 31, 2013.

Investment Certificate
Bong Mieu Investment Certificate (“IC”) 331022000008 will expire on 5/3/2016. During the last quarter, a general IC extension support document was prepared for discussion with the General Department of Geology & Minerals, Ministry of Resources & Environment, Quang Nam Peoples' Committee and Ministry of Planning & Investment preparatory to (Provincial) Department of Planning & Investment application for extension of the IC term. It is anticipated that such application may be made during 2013.

Management Discussion & Analysis
December 31, 2012
Results of our Exploration and Development Activities
Bau Gold Project

(US$) As at	Dec 31, 2012	June 30, 2012
Net deferred exploration and development	12,766,480	10,663,853
Property, plant and equipment	144,572	139,248

(US$) For the three months ended	Dec 31, 2012	Dec 31, 2011
Spending on exploration and development activities	851,026	1,624,792
Expenditure on property, plant and equipment	26,775	43,082

The University of Tasmania (Centre of Ore Deposit Excellence) 2011-2013 Ore Deposits of SE Asia research project has yielded useful metallurgical information in respect of Jugan Deposit.

Total Bau Project drilling (since inception) to December 31, 2012 was 40,031.50 meters in 208 holes.

Exploration

Jugan Hill
Total Jugan Hill drilling since October 2011 is 17,395.4 meters in 76 holes. Resource drilling has been suspended since completion of JUDDH80 and 81 on September 19, 2012.

Higher gold grades were reported from the three deepest holes in the deposit. This indicates that (consistent with some Carlin deposits) Jugan gold grade may be increasing with depth. Drilling to greater depth is required to assess the continuity size and geometry of this zone. Since the mineralization remains open along-strike as well as down-dip, a substantial amount of drilling is required before the Jugan Hill mineralization may be closed off by drilling.

Based on recently completed drilling (17,395.40 meters in 76 holes), a new Jugan resource estimate was completed during the quarter. This showed a 42 percent resource increase (from 675,000 ounces to 960,300 ounces). Measured and Indicated resources increased to 17,911,300 tonnes @ 1.51 g/t Au (for 870,500 ounces); while the Inferred resource increased to 1,774,000 tonnes @ 1.57 g/t Au for 89,800 ounces.

Close-spaced (25m) C-horizon grid soil geochemical survey over Jugan deposit was completed during the quarter. At the end of the quarter, a sector-wide (50m spacing) ridge & spur soil geochemical survey remained in progress. Comprehensive ICP multi-element assay (31 elements) and HyChip analysis is being conducted over both phases. It is anticipated that full results from these surveys will become available during the quarter ending March 31, 2013. It is expected that these results will reveal gold and pathfinder element anomalies and surface alteration patterns (dickite, kaolinite, illite, sericite, montmorillonite, alunite, Fe oxides etc) related to underlying mineralization.

Preparatory line cutting and geodetic survey is in progress, but for logistical and safety reasons, the actual IP survey of the deposit and selected peripheral zones has been deferred until after the wet season, the quarter ending June 30, 2013. Results from this survey are expected to enable specification and prioritization of further drill targets.

Pejiru
Preliminary remote sensing analysis has identified prospective target areas. These all require further field work prior to drill target specification.

Licensing

Bau Tenement Block
Granted Mining Lease No. 01/2013/1D for 20 years covering Jugan, Sirenggok and Jambusan, Bau. Pursuant to licensing authority requirements, a Jugan Mine Rehabilitation Plan has been submitted but awaits Land & Survey Department approval.

Confirmation of grant of application for renewal of five tenements (MLs 1 - 5/2012/1D) was received during the quarter ended June 30, 2012.

Preparations for an application for renewal of MC KD/01/1994 (Pejiru) are in progress. This may entail application for additional adjacent ground within GPL 4/1996, EPL 338 (Lot 6) and an additional area.

Rawan Tenement Block
Six general prospecting licenses were approved for grant and confirmation of the same remains pending. Subject to the confirmation, reconnaissance exploration will be conducted.

Management Discussion & Analysis
December 31, 2012

Outlook to June 30, 2013

▪	Complete feasibility for Jugan Hill

▪	Commence IP survey at Jugan Hill to enable specification and prioritization of further drill targets

▪	Prepare for possible funding scenarios for development of Bau once the final mining feasibility model is complete

Bau Gold Project – Resource (NI 43-101)

Category	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
Measured	3,405,600	1.52	166,900
Indicated	17,879,700	1.67	958,000
Total Measures & Indicated	21,285,300	1.64	1,124,900
Inferred	50,260,400	1.35	2,181,600

Results of our Exploration and Development Activities

Enmore Gold Project
A reduced exploration (comprising landowner liaison, field base reinstatement, Quickbird image analysis, geological mapping and an aerial geophysical survey) currently remains in progress. Follow-up in-fill C horizon soil geochemical program is planned for the first half of the 2013 calendar year, while planned scout diamond drilling of resultant anomalies is scheduled in the 2014 fiscal year.

Capcapo Gold Property
The land access and community relations program is still in progress by LAQ Consultants.

Management Discussion & Analysis
December 31, 2012
Earnings Summary
	3 months	3 months	6 months	6 months
(US$)	Dec 31, 2012	Dec 31, 2011	Dec 31, 2012	Dec 31, 2011
Earnings from mine operations	3,869,530	5,628,473	5,430,855	7,305,449

Corporate and administrative expenses	3,537,829	3,612,871	6,737,798	6,700,629

Earnings from operations	331,701	2,015,602	(1,306,943)	604,820

Capital restructure costs	4,051,064	-	4,051,064	-
Finance expenses	2,895,806	2,738,993	5,479,906	5,368,724
Loss (gain) on gold loan principal repayments	1,201,506	(1,373,967)	1,201,506	(1,373,967)
Derivatives – fair value revaluation	(4,290,400)	(3,651,152)	(4,879,065)	(9,365,847)
Foreign exchange (gain) loss	(233,775)	33,644	214,759	(650,240)
	3,634,201	(2,252,482)	6,068,170	(6,021,330)

(Loss) income for the period before income tax	(3,302,500)	4,268,084	(7,375,113)	6,626,150
Income tax expense	1,298,105	2,249,646	891,444	4,188,538
Total comprehensive (loss) income for the period	(4,600,605)	2,018,438	(8,266,557)	2,437,612

Corporate and Administrative Expenses

Administrative costs include corporate expenses and other costs that do not pertain directly to operating activities.

Capital Restructure Costs

On November 21, 2012, 41, 40 and 90 percent of the outstanding principal amounts of the 8% senior secured redeemable gold delivery promissory notes due May 31, 2013 (the “Gold Loan” notes), 9% CAD subordinated unsecured convertible redeemable promissory notes due March 26, 2014 and 8% USD unsecured convertible redeemable notes due May 6, 2015 were amended into 8% Gold-Linked notes due May 6, 2015. Capital restructure expenses amounted to US$4 million and consist of US$1.8 million of the increase in face value of the amended gold loan from US$3.8 million to US$5.6 million, US$2 million of the deferred fees on old debt were expensed upon adoption of extinguishment accounting and US$0.2 million of consultant fees.

Finance Expenses

During the three months ended December 31, 2012, interest and accretion on the convertible notes, gold loan and amended notes amounted to US$2.6 million which is consistent with the same period of 2011.

Loss on Gold Loan Repayment

During the three months ended December 31, 2012, loss on gold loan principal repayment amounted to US$1.2 million compared to a gain of US$1.4 million in the same period of 2011. The variance is explained by a lower cost per ounce used in valuation of gold inventory in the same period of 2011 due to higher grade in that period.

Derivative Revaluations

During the quarter ended December 31, 2012, derivative revaluation gains amounted to US$4.3 million. US$2.3 million of the revaluation gain relates to November 30, 2012 settlement of the 2,305 ounces of gold loan and de-recognition of the derivative liability. The estimated future gold prices at December 31, 2012 decreased by 6 percent compared to September 30, 2012 which pushed derivative values down. The respective change in valuations amounted to approximately US$1.5 million of revaluation gains. As mentioned above 40 and 90 percent of 9% CAD and 8% USD convertible notes, respectively, were amended to remove the conversion feature which resulted in de-recognition of the derivative liability in the amount of $US0.5 million on November 21, 2012.

Management Discussion & Analysis
December 31, 2012
Liquidity and Capital Resources
As at December 31, 2012, the cash and cash equivalents’ balance is US$4,723,557 compared to US$3,397,728 as at June 30, 2012.

The following table summarizes the Company’s consolidated cash flows and cash on hand.

	3 months	3 months	6 months	6 months
	Dec 31, 2012	Dec 31, 2011	Dec 31, 2012	Dec 31, 2011
Net cash provided by operating activities	4,012,340	11,275,107	6,923,025	10,680,643
Net cash used in investing activities	(2,850,558)	(6,503,070)	(6,067,926)	(12,937,830)
Net cash (used in) provided from financing activities	(841,144)	(471,255)	454,069	(471,255)
Increase (decrease) in cash and cash equivalents	320,638	4,300,782	1,309,168	(2,728,442)
Net foreign exchange difference	16,384	61,698	16,661	(35,573)
Beginning cash and cash equivalents	4,386,535	4,367,768	3,397,728	11,494,263
Ending cash and cash equivalents	4,723,557	8,730,248	4,723,557	8,730,248

Operating Activities

The cash flow of the Company is generated from two operating entities. The largest producing operation is Phuoc Son with estimated production in 2013 of approximately 45,000 ounces of gold. The Company owns 85 percent of Phuoc Son. Bong Mieu is expected to produce between 12,000 – 15,000 ounces of gold in 2013.

Cash flow provided by operating activities for the quarter ended December 31, 2012 was US$4 million (three months ended December 31, 2011: US$10.6 million). The increase in total cash and cash equivalents during the reporting period reflects positive cash flows from operating activities which is offset by capital spend in Vietnam and Malaysia and repayment of borrowings in Vietnam.

Investing Activities

During the three months ended December 31, 2012, Besra invested a total of US$2,265,933 (three months ended December 31, 2011 US$5,213,735) in deferred exploration and development expenses and US$584,623 (2011: US$1,289,334) acquiring property, plant and equipment, as follows:

	Deferred Exploration & Development Expenditure		Property Plant & Equipment
(US$)	Dec 31, 2012	Dec 31, 2011	Dec 31, 2012	Dec 31, 2011
Bong Mieu	263,069	850,444	390,950	142,041
Phuoc son	1,151,840	2,674,582	128,645	971,269
North Borneo Gold	851,026	1,624,792	26,775	43,082
Binh Dinh NZ Gold	-	63,917	-	-
Other	-		38,253	132,942
Total	2,265,935	5,213,735	584,623	1,289,334

Working Capital

During the three months ended December 31, 2012, the working capital deficit increased to US$4.7 million.

(US$) As at	Dec 31, 2012	June 30, 2012
Inventories	11,234,086	11,295,411
Trade and other receivables	2,334,628	1,614,115
Prepaid expenses	1,129,193	2,605,304
Trade and other payables	(19,353,469)	(14,323,461)
Net Working Capital	(4,655,562)	1,191,369

The Company has worked with local Vietnamese banks to place an US$18 million credit facility to support working capital at Phuoc Son in Vietnam and planned capital expenditure on development. The first draw down on this facility will be in February 2013.

Management Discussion & Analysis
December 31, 2012

Liquidity Outlook

In November 2012 the Company successfully restructured and extended maturity of its current debt reducing the current portion from US$11.4 million to US$7 million as at December 31, 2012.

The Company makes payments of interest on its debt facilities twice per year at the end of May and November which causes fluctuations in cash needs beyond the ordinary operating cash flow requirements.

The Company plans to fund the repayment of its gold loan due May 31, 2013 from its operating cash flows via debt repaid by Vietnamese subsidiaries.

The Company funded the acquisition of 4,500 shares in North Borneo Gold Sdn Bhd related to Tranche 3c from debt repaid by Vietnamese subsidiaries.

In the normal course of business, the Company may be subject to various legal claims. Provisions are recorded where claims are likely.

The Company anticipates it can raise cash from debt financing or proceeds from sale of shares and from exercise of options and warrants to meet its cash requirements.

Effective December 31, 2012, the Company has 378,781,186 shares on issue. It will issue a further 102,508,107 shares if warrants and options outstanding are exercised. If exercised, those warrants and options would bring in approximately CAD$51.5 million (US$51.6 million) of funds to the Company. The Company has debt with a face value of $US53 million of which US$23 million is subject to conversion to shares.  If holders chose to convert those notes the debt would reduce to US$30.7 million and a further 48,013,766 shares would be issued to holders. If the fully diluted situation of 529,303,059 shares was to eventuate, the company would be in a position to fully repay the debt of US$53 million and would have US$21.6 million held in bank funds.

Share capital as at December 31, 2012 is structured as follows:

	Number Outstanding	Converts to # of Shares
Common Shares	378,781,186	378,781,186
Options	40,667,585	40,667,585
9% CAD Convertible Notes	7,567,263	15,134,526
8% CAD Convertible Notes	15,000,000	30,000,000
8% USD Convertible Notes	1,469,000	2,879,240
Warrants on Issue	29,719,195	44,432,885
Agent Warrants	9,787,517	9,787,517
Gold Loan Warrants each to acquire 3,470 common shares	2,196	7,620,120
Fully Diluted		529,303,059

The Company’s performance is highly dependent on the price of gold and future changes in the price of gold will therefore impact performance. Readers are encouraged to read the “Risk Factors” contained in the Company’s 2012 Annual Information Form.

The profitability and operating cash flow of the Company are affected by various factors, including the amount of gold produced at the mines, the market price of gold, operating costs, interest rates, regulatory and environmental compliance, the level of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs and activities. The Company is also exposed to fluctuations in currency exchange rates, interest rates, regulatory, licensing and political risks and varying levels of taxation that can impact profitability and cash flow. The Company seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company’s control.

Management Discussion & Analysis
December 31, 2012

Commitments, Contingencies and Contractual Oblgiations

As at December 31, 2012
Payment Due (US$)	Total	Less than one year	Year 2	Year 3	Year 4	Thereafter
Finance lease obligations	754,225	754,225	-	-	-	-
Operating leases	701,952	499,609	125,826	63,765	12,752	-
Purchase obligations - supplies & services	2,632,787	2,632,787	-	-	-	-
Purchase obligations - capital	10,181,785	4,181,785	6,000,000	-	-	-
Asset retirement obligations	1,917,588	454,971	602,497	156,810	703,310	-
Total	16,188,337	8,523,377	6,728,323	220,575	716,062	-

Other Financial Matters

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Use of Financial Instruments

The Company has not entered into any financial agreements to minimize its investment, currency or commodity market risk. The principal financial instruments affecting the Company’s financial condition and results of operations are currently its cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The excess cash is deposited in interest bearing bank deposit accounts with maturities of three months or less from the date of deposit. The gold produced in Vietnam is refined in Vietnam and Switzerland and from June 28, 2010 gold was sold on the spot market in US dollars via Auramet Trading, LLC Fort Lee, New Jersey (previously sold at the London Bullion Market a.m. Fixing).

Common Shares

As of December 31, 2012, the Company had issued and outstanding 378,781,186 common shares. Subsequent to December 31, 2012, the Company did not buy back and cancel any further shares. The buy-back had expired in November 2012 but was renewed effective February 11, 2013.

Related Party Transactions
Compensation of key management of the Company was as follows:
	3 months	3 months	6 months	6 months
(US$)	Dec 31, 2012	Dec 31, 2011	Dec 31, 2012	Dec 31, 2011
Management fees and salary	612,004	838,777	1,375,580	1,479,728
Share based compensation	460,671	271,842	865,928	510,075
Total compensation of key management	1,072,675	1,110,619	2,241,508	1,989,803

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties. The above figures represent amounts either paid or accrued.

Directors' Interest in the Stock Option Plan

Stock options held by members of the Board of Directors under the stock option plan to purchase ordinary shares have the following expiry dates and exercises prices:
			Number of Options Outstanding
Issue Date	Expiry Date	Exercise Price CAD$	Dec 31, 2012	June 30, 2012
Jun-08	Jan-13	0.40	1,809,000	1,809,000
Jan-10	Dec-14	0.40	2,073,618	2,073,618
Jun-10	Apr-15	0.42	2,250,000	2,250,000
Jun-10	Apr-15	0.60	2,250,000	2,250,000
Jan-11	Dec-15	0.72	1,068,378	1,068,378
Sep-11	Sep-16	0.532	751,599	751,599
Jan-12	Jan-17	0.420	1,250,000	1,250,000
Feb-12	Feb-17	0.520	3,472,872	3,472,872
Mar-12	Mar-17	0.330	3,015,000	3,015,000
May-12	Apr-17	0.320	150,000	150,000
Total			18,090,467	18,090,467

Management Discussion & Analysis
December 31, 2012

Directors' Interest in the Deferred Share Units Plan

Deferred share units are held by non-executive members of the Board of Directors. Under this plan, fees are paid as deferred share units (“DSUs”) whose value is based on the market value of the common shares.
		Value of Units Outstanding (US$)
As at	Units	Dec 31, 2012	June 30, 2012
14/05/2008	116,667	24,576	28,452
14/05/2009	120,690	25,423	29,433
Total of deferred share units outstanding	237,357	49,999	57,885

In second quarter 2008, the Company set up a deferred share unit plan for the non-executive members of the Board. Under this plan, fees are paid as DSUs whose value is based on the market value of the common shares. Under terms of the plan, the DSU plan will be an unfunded and unsecured plan. The deferred share units are paid out in cash upon retirement/resignation. The value of DSU cash payment changes with the fluctuations in the market value of the common shares. Compensation expense for this plan is recorded in the year the payment is earned and changes in the amount of the deferred share unit payments as a result of share price movements are recorded in directors fees in the period of the change. Total DSUs granted as at December 31, 2012 were 237,357 units. No DSUs were granted during the six-month period ended December 31, 2012. Liabilities related to this plan are recorded in accrued liabilities and totaled US$49,999 as at December 31, 2012 (as at December 31, 2011 - US$188,491). Compensation income related to this plan for the six-month period ended December 31, 2012 was US$7,886 (income for the six-month period ended December 31, 2011: US$88,536).

Management Fees and Reimbursement of Expenses

Management fees incurred on behalf of the Company were paid to companies controlled by officers of the Company. The companies that were paid for management fees and reimbursement of expenses include the following: Orangue Holdings Limited and Dason Investments Limited associated with David Seton in 2012 and 2011; Wholesale Products Trading Limited associated with Peter Tiedemann in 2012 and 2011; Action Management Limited and Starsail Capital Limited associated with Charles Barclay in 2012 and 2011; Lloyd Beaumont No. 2 Trust associated with Paul Seton in 2012 and 2011; Whakapai Consulting Ltd associated with Jane Bell in 2012 and 2011; The Jura Trust Limited associated with John Seton in 2012 and 2011; K&K Management GmbH associated with Klaus Leiders in 2012 and 2011; and Bolt Solutions Corporation associated with Darin Lee in 2012.

Regulatory Update

Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company’s internal control over financial reporting includes those policies and procedures that:

(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(ii)
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

(iii)
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management has concluded that, as of December 31, 2012, the Company has sufficient personnel with the required experience and capabilities to complete all necessary control procedures associated with financial reporting and that the Company’s internal controls over financial reporting were considered effective in terms of National Instrument 52-109 of the Canadian Securities Administrators.

Management Discussion & Analysis
December 31, 2012

Evaluation of Disclosure Controls and Procedures

The Company’s management, with the participation of our Chief Executive Officer and Chief Financial Officer, as of the end of the period covered in this report, evaluated the effectiveness of our disclosure controls and procedures and determined that as of December 31, 2012, that the general design and operation of our disclosure controls were satisfactory.

Regulatory Reporting in the United States

The Company’s common shares are listed and posted for trading on the over-the-counter market in the United States. This allows US residents to trade the Company’s common shares efficiently.

Cautionary Note to US Investors Concerning Estimates of Measured and Indicated Resources

This MD&A uses the term “measured and indicated resources”. We advise US investors that while those terms are recognized and required by Canadian regulations, the US Securities and Exchange Commission does not recognize them. US investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to US Investors Concerning Estimates of Inferred Resources

This MD&A uses the term “inferred resources”. We advise US investors that while this term is recognized and required by Canadian regulations, the US Securities and Exchange Commission does not recognize it. “Inferred resources” have a great uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. US investors are cautioned not to assume that part or all of an inferred resource exists, or is economically and legally mineable.

Board and Management Changes

In January 2013 Mr. Le Minh Kha was appointed as VP Commercial (Vietnam) and Mr. Peter Tiedemann retired from the role of Chief Information Officer but remains a consultant with the Company.

Critical Accounting Estimates

Information about significant areas of estimation uncertainty considered by management in preparing the Financial Statements is described in the annual financial statements for the period ended June 30, 2012.

Accounting Policies

The accounting policies and methods of computation are consistent with those of the annual financial statements for the period ended June 30, 2012 as described in those annual financial statements.

Changes in Accounting Standards

The Company has reviewed new and revised accounting pronouncements that have been issued. There have been no new or amended International Financing Reporting Standards (“IFRS”) or interpretations applicable to the Company which were issued and were effective at July 1, 2012.

Non-IFRS Measures

The Company has included non-IFRS measures for “Cash operating cost per gold ounce sold” and “All-in costs” in this MD&A to supplement its financial statements which are presented in accordance with IFRS. The Company believes that these measures provide investors with an improved ability to evaluate the performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS. Therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Subsequent Events
On January 30, 2013, the Company acquired for US$1,400,000 a further 1.26 percent holding in North Borneo Gold Sdn Bhd bringing its effective holding to 85.05 percent.

Phuoc Son obtained a credit facility of US$18 million to fund ongoing capital needs and to support working capital. The first draw down of this facility will be in February 2013.

The Company obtained TSX approval to recommend share buy-back from February 11, 2013.  The buy-back program remains open until February 10, 2014

Management Discussion & Analysis
December 31, 2012
Forward-Looking Information
This report contains certain forward-looking statements relating to, but not limited to, management’s expectations, estimates, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “anticipate”, “project”, “goal”, “plan”, “intend”, “budget”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include, but is not limited to, statements regarding:

▪	reserve and resource estimates;

▪	estimates of future production;

▪	unit costs, costs of capital projects and timing of commencement of operations;

▪	production and recovery rates;

▪	financing needs, the availability of financing on acceptable terms or other sources of funding, if needed; and

▪	the timing of additional tests, feasibility studies and environmental or other permitting.

Forward-looking statements should not be construed as guarantees of future performance. The forward-looking statements contained herein are based on our management’s current expectations, estimates, assumptions, opinion and analysis in light of its experience that, while considered reasonable at the time, may turn out to be incorrect or involve known and unknown risks, uncertainties and other factors inherently subject to a number of business and economic risks and uncertainties and contingencies that could cause actual results to differ materially from any forward-looking statement. These risks, uncertainties and other factors include, but are not limited to, the following:
▪	failure to establish estimated resources and reserves;

▪	the grade and recovery of ore which is mined varying from estimates;

▪	capital and operating costs varying significantly from estimates;

▪	delays in obtaining or failures to obtain required governmental, environmental or other project approvals;

▪	changes in national and local government legislation, taxation or regulations, political or economic developments;

▪	the ability to obtain financing on favorable terms or at all;

▪	inflation;

▪	changes in currency exchange rates;

▪	fluctuations in commodity prices;

▪	delays in the development of projects; and

▪	other risks that we set forth in our filings with applicable securities regulatory authorities from time to time and available at www.sedar.com or www.sec.gov/edgar.

Due to the inherent risks associated with our business, readers are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. We disclaim any intention or obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by applicable laws.